Exhibit 99.1

The Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

POLL RESULTS OF 2019 SECOND EXTRAORDINARY GENERAL MEETING,

2019 FIRST CLASS MEETING FOR HOLDERS OF A SHARES AND

2019 FIRST CLASS MEETING FOR HOLDERS OF H SHARES

The board (the “Board”) of directors (the “Directors”) of China Southern Airlines Company Limited (the “Company”) and all of its members confirm that this announcement does not contain any misrepresentation, misleading statement or material omission, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the contents of this announcement.

POLL RESULTS OF EGM AND CLASS MEETINGS

The 2019 second extraordinary general meeting of the Company (the “EGM”), the 2019 first class meeting for holders of A shares of the Company (the “A Share Class Meeting”) and the 2019 first class meeting for holders of H shares of the Company (the “H Share Class Meeting”, together with A Share Class Meeting, the “Class Meetings”) was held immediately one after another from 9:00 a.m. on Friday, 27 December 2019 at No. 3301 Conference Room, 33/F, China Southern Air Building, No. 68 Qixin Road, Baiyun District, Guangzhou, PRC. The EGM and Class Meetings was convened by the Board and presided by Mr. Ma Xu Lun, the Vice Chairman of the Board. Some Directors and supervisors of the Company attended the EGM and Class Meetings. Some members of the senior management of the Company also attended the EGM and Class Meetings. No resolutions proposed at the EGM and Class Meetings were being vetoed or amended.

As at the date of the EGM, there were 12,267,172,286 shares (the “Shares”) of the Company in issue, which was the total number of Shares entitling the holders to attend and vote for or against the resolutions proposed at the EGM. 109 shareholders and authorized proxies holding an aggregate of 9,201,153,866 Shares carrying voting rights, representing approximately 75.0063% of the total number of voting Shares of the Company, were present at the EGM.

Number of shareholders and authorized proxies attended the EGM	109
Of which: number of A shareholders	105
number of H shareholders	4
Total number of voting Shares held	9,201,153,866
Of which: total number of Shares held by A shareholders	6,639,937,746
total number of Shares held by H shareholders	2,561,216,120
Percentage of the total number of voting Shares of the Company (%)	75.0063
Of which: percentage of Shares held by A shareholders (%)	54.1277
percentage of Shares held by H shareholders (%)	20.8786

As at the date of the A Share Class Meeting, there were 8,600,723,089 A Shares in issue, which was the total number of A Shares entitling the holders to attend and vote for or against the resolutions proposed at the A Share Class Meeting. 105 shareholders and authorized proxies holding an aggregate of 6,639,937,746 A Shares carrying voting rights, representing approximately 77.2021% of the total number of voting A Shares, were present at the A Share Class Meeting.

Number of shareholders and authorized proxies attended the A Share Class Meeting	105
Total number of voting Shares held	6,639,937,746
Percentage of the total number of voting Shares of the Company (%)	77.2021

As at the date of the H Share Class Meeting, there were 3,666,449,197 H Shares in issue, which was the total number of H Shares entitling the holders to attend and vote for or against the resolutions proposed at the H Share Class Meeting. 4 shareholders and authorized proxies holding an aggregate of 2,554,233,617 H Shares carrying voting rights, representing approximately 69.6650% of the total number of voting H Shares, were present at the H Share Class Meeting.

Number of shareholders and authorized proxies attended the H Share Class Meeting	4
Total number of voting Shares held	2,554,233,617
Percentage of the total number of voting Shares of the Company (%)	69.6650

China Southern Air Holding Limited Company and its associates, who were directly and indirectly holding an aggregate of 6,199,719,248 Shares as at the date of this announcement, are required to abstain from voting in relation to ordinary resolutions No. 1 to 2 at the EGM. China Southern Air Holding Limited Company, Nan Lung Holding Limited, Perfect Lines (Hong Kong) Limited and their associates, who were directly and indirectly holding an aggregate of 6,199,719,248 Shares as at the date of this announcement, are required to abstain from voting in relation to special resolutions No. 8 to 14 and No. 16 at the EGM. China Southern Air Holding Limited Company and its associates, who were directly and indirectly holding an aggregate of 4,528,431,323 A Shares as at the date of this announcement, are required to abstain from voting in relation to special resolutions No. 1 to 4 at the A Share Class Meeting. Nan Lung Holding Limited, Perfect Lines (Hong Kong) Limited and their associates, who were directly and indirectly holding an aggregate of 1,671,287,925 H Shares as at the date of this announcement, are required to abstain from voting in relation to special resolutions No. 1 to 4 at the H Share Class Meeting. As such, China Southern Air Holding Limited Company, Nan Lung Holding Limited, Perfect Lines (Hong Kong) Limited and their associates had abstained from voting in relation to the respective resolutions as disclosed hereabove.

Save as disclosed above, there was no restriction on any shareholder of the Company casting votes on any of the proposed resolutions at the EGM and Class Meetings, and there was no Share entitling the holders to attend and vote only against the resolutions proposed at the EGM and Class Meetings. No shareholder is required to abstain from voting on any of the resolutions proposed at the EGM and Class Meetings.

All resolutions as set out in the notice of the EGM and Class Meetings were duly passed and the poll results are as follows:

I. EGM

Ordinary Resolutions

1.	Resolution: The resolution regarding the financial services framework agreement entered into between the Company and Southern Airlines Group Finance Company Limited.

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	2,100,180,410	99.4636	11,325,913	0.5364	100	0.0000
H Shares	789,200,288	85.1679	137,437,007	14.8318	2,900	0.0003
Total ordinary shares:	2,889,380,698	95.1034	148,762,920	4.8965	3,000	0.0001

2.	Resolution: The resolution regarding the 2020-2022 finance and lease service framework agreement entered into between the Company and China Southern Air Leasing Company Limited.

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	2,111,348,923	99.9925	157,400	0.0075	100	0.0000
H Shares	926,522,845	99.9873	117,350	0.0127	0	0.0000
Total ordinary shares:	3,037,871,768	99.9910	274,750	0.0090	100	0.0000

3.	Resolution: The resolution regarding the satisfaction of the conditions of the non-public issue of A Shares of the Company.

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	6,639,755,146	99.9972	182,500	0.0027	100	0.0001
H Shares	2,560,737,120	99.9813	471,050	0.0184	7,950	0.0003
Total ordinary shares:	9,200,492,266	99.9928	653,550	0.0071	8,050	0.0001

4.	Resolution: The resolution regarding the Feasibility Report on the Use of Proceeds from the non-public issue of A Shares of the Company

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	6,639,755,146	99.9972	182,500	0.0027	100	0.0001
H Shares	2,560,702,920	99.9800	485,150	0.0189	28,050	0.0011
Total ordinary shares:	9,200,458,066	99.9924	667,650	0.0073	28,150	0.0003

5.

Resolution: The resolution regarding impacts of dilution of current returns of the non-public issue of Shares and the remedial returns measures and the undertakings from controlling shareholder, directors and senior management on the relevant measures.

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	6,639,755,146	99.9972	182,500	0.0027	100	0.0001
H Shares	2,560,676,470	99.9789	486,400	0.0190	53,250	0.0021
Total ordinary shares:	9,200,431,616	99.9922	668,900	0.0073	53,350	0.0005

6.	Resolution: The resolution regarding the Plan of Shareholder’s Return of China Southern Airlines Company Limited (2020-2022).

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	6,639,765,383	99.9974	172,363	0.0026	0	0.0000
H Shares	2,560,797,920	99.9837	352,350	0.0138	65,850	0.0025
Total ordinary shares:	9,200,563,303	99.9936	524,713	0.0057	65,850	0.0007

7.	Resolution: The resolution regarding the Report on Use of Proceeds from Previous Fund Raising Activities.

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	6,639,780,246	99.9976	157,400	0.0024	100	0.0000
H Shares	2,560,826,970	99.9848	323,300	0.0126	65,850	0.0026
Total ordinary shares:	9,200,607,216	99.9941	480,700	0.0052	65,950	0.0007

Special Resolutions

8.00	Resolution: The resolution regarding the proposal of the non-public issue of A Shares of the Company. (The resolution has been passed by voting on each of the following resolutions)

8.01	Resolution: Types of Shares to be issued and the par value

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	2,111,323,823	99.9914	182,500	0.0086	100	0.0000
H Shares	926,118,845	99.9437	460,200	0.0497	61,150	0.0066
Total ordinary shares:	3,037,442,668	99.9768	642,700	0.0212	61,250	0.0020

8.02 Resolution: Issue method and period

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	2,111,323,823	99.9914	182,500	0.0086	100	0.0000
H Shares	926,118,995	99.9438	458,750	0.0495	62,450	0.0067
Total ordinary shares:	3,037,442,818	99.9768	641,250	0.0211	62,550	0.0021

8.03	Resolution: Targeted subscriber and subscription method

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	2,111,323,823	99.9914	182,500	0.0086	100	0.0000
H Shares	926,124,745	99.9444	453,050	0.0489	62,400	0.0067
Total ordinary shares:	3,037,448,568	99.9770	635,550	0.0209	62,500	0.0021

8.04	Resolution: Issue price

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	2,111,308,860	99.9906	197,463	0.0094	100	0.0000
H Shares	926,090,445	99.9407	473,750	0.0511	76,000	0.0082
Total ordinary shares:	3,037,399,305	99.9754	671,213	0.0221	76,100	0.0025

8.05	Resolution: Number of shares to be issued

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	2,111,323,823	99.9914	182,500	0.0086	100	0.0000
H Shares	926,121,745	99.9441	457,600	0.0494	60,850	0.0065
Total ordinary shares:	3,037,445,568	99.9769	640,100	0.0211	60,950	0.0020

8.06	Resolution: Lock-up period

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	2,111,323,823	99.9914	182,500	0.0086	100	0.0000
H Shares	926,112,495	99.9431	466,850	0.0504	60,850	0.0065
Total ordinary shares:	3,037,436,318	99.9766	649,350	0.0214	60,950	0.0020

8.07	Resolution: Proceeds raised and the use of proceeds

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	2,111,323,823	99.9914	182,500	0.0086	100	0.0000
H Shares	926,125,445	99.9444	456,400	0.0493	58,350	0.0063
Total ordinary shares:	3,037,449,268	99.9770	638,900	0.0210	58,450	0.0020

8.08	Resolution: Place of listing

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	2,111,323,823	99.9914	182,500	0.0086	100	0.0000
H Shares	926,110,345	99.9428	423,400	0.0457	106,450	0.0115
Total ordinary shares:	3,037,434,168	99.9765	605,900	0.0199	106,550	0.0036

8.09	Resolution: The arrangement for the distribution of undistributed profits accumulated before the non-public issue of A Shares

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	2,111,323,823	99.9914	182,500	0.0086	100	0.0000
H Shares	926,128,745	99.9448	458,200	0.0494	53,250	0.0058
Total ordinary shares:	3,037,452,568	99.9772	640,700	0.0211	53,350	0.0017

8.10	Resolution: Validity period of this resolution regarding the non-public issue of A Shares

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	2,111,323,823	99.9914	182,500	0.0086	100	0.0000
H Shares	926,110,245	99.9428	457,750	0.0494	72,200	0.0078
Total ordinary shares:	3,037,434,068	99.9765	640,250	0.0211	72,300	0.0024

9.00	Resolution: The resolution regarding the proposal of the non-public issue of H Shares of the Company. (The resolution has been passed by voting on each of the following resolutions)

9.01	Resolution: Types of Shares to be issued and the par value

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	2,091,662,979	99.0602	19,843,344	0.9398	100	0.0000
H Shares	871,834,313	94.0855	54,720,882	5.9053	85,000	0.0092
Total ordinary shares:	2,963,497,292	97.5429	74,564,226	2.4543	85,100	0.0028

9.02	Resolution: Issue method and period

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	2,091,662,979	99.0602	19,843,344	0.9398	100	0.0000
H Shares	871,872,563	94.0897	54,695,432	5.9026	72,200	0.0077
Total ordinary shares:	2,963,535,542	97.5442	74,538,776	2.4534	72,300	0.0024

9.03	Resolution: Targeted subscribers and subscription method

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	2,091,662,979	99.0602	19,843,344	0.9398	100	0.0000
H Shares	871,872,313	94.0896	54,705,282	5.9036	62,600	0.0068
Total ordinary shares:	2,963,535,292	97.5442	74,548,626	2.4538	62,700	0.0020

9.04	Resolution: Issue price

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	2,091,662,979	99.0602	19,843,344	0.9398	100	0.0000
H Shares	871,829,263	94.0850	54,748,582	5.9083	62,350	0.0067
Total ordinary shares:	2,963,492,242	97.5428	74,591,926	2.4552	62,450	0.0020

9.05	Resolution: Issue size and number of shares to be issued

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	2,091,662,979	99.0602	19,843,344	0.9398	100	0.0000
H Shares	871,862,363	94.0886	54,715,482	5.9047	62,350	0.0067
Total ordinary shares:	2,963,525,342	97.5439	74,558,826	2.4541	62,450	0.0020

9.06	Resolution: Lock-up period

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	2,091,671,479	99.0606	19,834,844	0.9394	100	0.0000
H Shares	871,872,563	94.0897	54,705,282	5.9036	62,350	0.0067
Total ordinary shares:	2,963,544,042	97.5445	74,540,126	2.4535	62,450	0.0020

9.07	Resolution: Use of proceeds

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	2,091,662,979	99.0602	19,843,344	0.9398	100	0.0000
H Shares	871,831,763	94.0853	54,735,032	5.9068	73,400	0.0079
Total ordinary shares:	2,963,494,742	97.5428	74,578,376	2.4547	73,500	0.0025

9.08	Resolution: Listing arrangement

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	2,091,662,979	99.0602	19,843,344	0.9398	100	0.0000
H Shares	871,823,763	94.0844	54,705,282	5.9036	111,150	0.0120
Total ordinary shares:	2,963,486,742	97.5426	74,548,626	2.4538	111,250	0.0036

9.09	Resolution: The arrangement for the distribution of undistributed profits accumulated before the non-public issue of H Shares

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	2,091,662,979	99.0602	19,843,344	0.9398	100	0.0000
H Shares	871,894,813	94.0921	54,742,482	5.9076	2,900	0.0003
Total ordinary shares:	2,963,557,792	97.5449	74,585,826	2.4550	3,000	0.0001

9.10	Resolution: Validity period of this resolution regarding the non-public issue of H Shares

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	2,091,662,979	99.0602	19,843,344	0.9398	100	0.0000
H Shares	871,839,413	94.0861	54,739,932	5.9074	60,850	0.0065
Total ordinary shares:	2,963,502,392	97.5431	74,583,276	2.4549	60,950	0.0020

10.	Resolution: The resolution regarding the preliminary proposal of the non-public issue of A Shares by the Company.

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	2,111,323,823	99.9914	182,500	0.0086	100	0.0000
H Shares	926,089,595	99.9406	524,950	0.0567	25,650	0.0027
Total ordinary shares:	3,037,413,418	99.9759	707,450	0.0233	25,750	0.0008

11.	Resolution: The resolution regarding the connected transactions involved in the non-public issue of A Shares.

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	2,111,323,823	99.9914	182,600	0.0086	0	0.0000
H Shares	926,120,545	99.9439	492,500	0.0531	27,150	0.0030
Total ordinary shares:	3,037,444,368	99.9769	675,100	0.0222	27,150	0.0009

12.	Resolution: The resolution regarding the connected transactions involved in the non- public issue of H Shares.

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	2,091,662,979	99.0602	19,843,444	0.9398	0	0.0000
H Shares	871,873,613	94.0898	54,725,832	5.9058	40,750	0.0044
Total ordinary shares:	2,963,536,592	97.5442	74,569,276	2.4544	40,750	0.0014

13.

Resolution: The resolution regarding the conditional Subscription Agreement relating to the subscription of the A Shares under the non-public issue of A Shares of China Southern Airlines Company Limited entered between the Company and the specific entity.

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	2,111,308,860	99.9906	197,463	0.0094	100	0.0000
H Shares	926,094,295	99.9411	503,650	0.0544	42,250	0.0045
Total ordinary shares:	3,037,403,155	99.9755	701,113	0.0231	42,350	0.0014

14.

Resolution: The resolution regarding conditional Subscription Agreement relating to the subscription of the H Shares under the non-public issue of H Shares of China Southern Airlines Company Limited entered between the Company and the specific entity.

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	2,091,663,079	99.0602	19,843,344	0.9398	0	0.0000
H Shares	871,832,163	94.0853	54,765,782	5.9101	42,250	0.0046
Total ordinary shares:	2,963,495,242	97.5429	74,609,126	2.4557	42,250	0.0014

15.	Resolution: The resolution regarding the amendments to the Articles of Association of China Southern Airlines Company Limited.

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	6,635,872,873	99.9388	4,064,773	0.0612	100	0.0000
H Shares	2,543,408,921	99.3047	17,758,949	0.6934	48,250	0.0019
Total ordinary shares:	9,179,281,794	99.7623	21,823,722	0.2372	48,350	0.0005

16.

Resolution: The resolution regarding the Board or the authorised person(s) thereof is hereby authorised by the general meeting with full power to deal with all matters relating to the non-public issue of A Shares and the non-public issue of H Shares.

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	2,107,401,487	99.8056	4,104,936	0.1944	0	0.0000
H Shares	908,828,646	98.0778	17,784,399	1.9192	27,150	0.0030
Total ordinary shares:	3,016,230,133	99.2786	21,889,335	0.7205	27,150	0.0009

More than 50% of the total valid voting rights held by attending shareholders and authorized proxies were cast in favour of resolutions No.1 to No.7 at the EGM. More than 2/3 of the total valid voting rights held by attending shareholders and authorized proxies were cast in favour of resolutions No. 8 to No. 16 at the EGM.

II. A Share Class Meeting

Special Resolutions

1.00	Resolution: The resolution regarding the proposal of the non-public issue of A Shares of the Company. (The resolution has been passed by voting on each of the following resolutions)

1.01	Resolution: Types of Shares to be issued and the par value

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	2,111,323,823	99.9914	182,500	0.0086	100	0.0000

1.02	Resolution: Issue method and period

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	2,111,323,823	99.9914	182,500	0.0086	100	0.0000

1.03	Resolution: Targeted subscribers and subscription method

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	2,111,323,823	99.9914	182,500	0.0086	100	0.0000

1.04	Resolution: Issue price

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	2,111,308,860	99.9906	197,463	0.0094	100	0.0000

1.05	Resolution: Number of shares to be issued

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	2,111,323,823	99.9914	182,500	0.0086	100	0.0000

1.06	Resolution: Lock-up period

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	2,111,323,823	99.9914	182,500	0.0086	100	0.0000

1.07	Resolution: Proceeds raised and the use of proceeds

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	2,111,323,823	99.9914	182,500	0.0086	100	0.0000

1.08	Resolution: Place of listing

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	2,111,323,823	99.9914	182,500	0.0086	100	0.0000

1.09	Resolution: The arrangement for the distribution of undistributed profits accumulated before the non-public issue of A Shares

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	2,111,323,823	99.9914	182,500	0.0086	100	0.0000

1.10	Resolution: Validity period of this resolution regarding the non-public issue of A Shares

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	2,111,323,823	99.9914	182,500	0.0086	100	0.0000

2.	Resolution: The resolution regarding the preliminary proposal of the non-public issue of A Shares by the Company.

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	2,111,323,823	99.9914	182,500	0.0086	100	0.0000

3.	Resolution: The resolution regarding the connected transactions involved in the non-public issue of A Shares.

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	2,111,323,823	99.9914	182,600	0.0086	0	0.0000

4.

Resolution: The resolution regarding the conditional Subscription Agreement relating to the subscription of the A Shares under the non-public issue of A Shares of China Southern Airlines Company Limited entered between the Company and the specific entity.

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	2,111,308,860	99.9906	197,463	0.0094	100	0.0000

More than 2/3 of the total valid voting rights held by attending shareholders and authorized proxies were cast in favour of resolutions No.1 to No.4 at the A Share Class Meeting.

III. H Share Class Meeting

Special Resolutions

1.00	Resolution: The resolution regarding the proposal of the non-public issue of A Shares of the Company. (The resolution has been passed by voting on each of the following resolutions)

1.01	Resolution: Types of Shares to be issued and the par value

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
H Shares	919,159,092	99.9458	483,250	0.0525	15,350	0.0017

1.02	Resolution: Issue method and period

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
H Shares	919,157,792	99.9456	484,800	0.0527	15,100	0.0017

1.03	Resolution: Targeted subscribers and subscription method

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
H Shares	919,164,392	99.9464	478,200	0.0520	15,100	0.0016

1.04	Resolution: Issue price

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
H Shares	919,135,242	99.9432	491,800	0.0535	30,650	0.0033

1.05	Resolution: Number of shares to be issued

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
H Shares	919,167,342	99.9467	475,200	0.0517	15,150	0.0016

1.06	Resolution: Lock-up period

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
H Shares	919,138,292	99.9435	504,350	0.0548	15,050	0.0017

1.07	Resolution: Proceeds raised and the use of proceeds

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
H Shares	919,139,992	99.9437	488,400	0.0531	29,300	0.0032

1.08	Resolution: Place of listing

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
H Shares	919,113,942	99.9409	478,250	0.0520	65,500	0.0071

1.09	Resolution: The arrangement for the distribution of undistributed profits accumulated before the non-public issue of A Shares

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
H Shares	919,204,742	99.9507	452,950	0.0493	0	0.0000

1.10	Resolution: Validity period of this resolution regarding the non-public issue of A Shares

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
H Shares	919,182,942	99.9484	458,100	0.0498	16,650	0.0018

2.	Resolution: The resolution regarding the preliminary proposal of the non-public issue of A Shares by the Company.

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
H Shares	919,137,592	99.9434	503,500	0.0547	16,600	0.0019

3.	Resolution: The resolution regarding the connected transactions involved in the non-public issue of A Shares.

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
H Shares	919,178,392	99.9479	462,700	0.0503	16,600	0.0018

4.

Resolution: The resolution regarding the conditional Subscription Agreement relating to the subscription of the A Shares under the non-public issue of A Shares of China Southern Airlines Company Limited entered between the Company and the specific entity.

Result: Passed

Details:

Type of shareholders	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
H Shares	919,163,542	99.9463	466,200	0.0507	27,950	0.0030

More than 2/3 of the total valid voting rights held by attending shareholders and authorized proxies were cast in favour of resolutions No.1 to No.4 at the H Share Class Meeting.

According to the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, KPMG was appointed as the scrutineer in respect of votings at the EGM and Class Meetings. (Note)

Lv Hui and Zhang Xiu Ting, PRC lawyers from Dentons Law Offices, LLP (Guangzhou), attended the EGM and Class Meetings and separately issued legal opinions stating that the convening and holding of the EGM and Class Meetings, the procedures for the holding of the EGM and Class Meetings and the procedures for voting at the EGM and Class Meetings are in compliance with the relevant laws, regulations and regulatory documents, such as the PRC Company Law, the Regulation of the Shareholders’ Meeting of a Listed Company, and the Articles of Association of the Company, and that the eligibility of the persons who attended or were present at the EGM and Class Meetings and the convener are lawful and valid, and that the resolutions passed at the EGM and Class Meetings are lawful and valid.

Note: Scope of work of KPMG

The poll results were subject to scrutiny by KPMG, Certified Public Accountants, whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to KPMG. The work performed by KPMG in this respect did not constitute an assurance engagement made in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

27 December 2019

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.